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                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000
                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
212-455-3189                                                  ETOLLEY@STBLAW.COM



                                                 January 23, 2006


VIA DHL AND EDGAR

                               Re: Dresser-Rand Group Inc. -  Registration
                                   Statement on Form S-4

Eduardo Aleman
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Dear Mr. Aleman:

            On behalf of Dresser-Rand Group Inc. (the "Company") and Dresser-Rand Company, Dresser-Rand LLC, Dresser-Rand Power LLC, Dresser-Rand Global Services L.L.C. and D-R Steam LLC (the "Guarantors" and, together with the Company, the "Registrants"), we are hereby transmitting for filing a Registration Statement on Form S-4 (the "S-4 Registration Statement").

            As mentioned in the letter dated May 16, 2005 from Edward P. Tolley III to Mr. Eduardo Aleman at the Securities and Exchange Commission (the "Commission") withdrawing the registration statement on Form S-4 (File No. 333-122757), we are also responding to those remaining comments set forth in the comment letter of the staff of the Commission (the "Staff") dated March 11, 2005 (the "comment letter") relating to the Form S-4 that were not previously addressed during the Staff's review of the Company's Registration Statement on Form S-1, File No.: 333-124963 (the "S-1 Registration Statement"). The Registrant cleared all the non-S-4 specific comments in connection with the S-1 and are hereby responding to the remaining 20 comments that are S-4 specific.



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Securities and Exchange Commission
January 23, 2006
Page 2

            The filing fee for the attached S-4 Registration Statement in the amount of $39,590.00 was previously paid in connection with the Form S-4 initially filed with the Commission on February 11, 2005 and which was withdrawn on May 16, 2005.

            The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the "Commission") enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 ("Exxon Capital"), Morgan Stanley & Co., Incorporated, available June 5, 1991, regarding resales and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) The Registrants have further authorized us to include the following representations to the Staff of the Commission:

      The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants' information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and
      (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

      No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offer prospectus) that any broker-dealer who receives the exchange notes for its own account pursuant to the applicable exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the applicable exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.


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Securities and Exchange Commission
January 23, 2006
Page 3

            For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the S-4 Registration Statement.

FORM S-4

1. Disclose on the prospectus cover page the guarantees that you have registered.

      The Registrants have revised the disclosure on the prospectus cover page to add the registered guarantees in response to the Staff's comment.

MARKET AND INDUSTRY DATA - PAGE ii

2. We note your disclosure that you believe the estimates cited throughout the prospectus to be reliable as of the respective date of each report. Please update the prospectus to disclose whether you know or have reason to believe that the estimates are no longer reliable as of the date of the prospectus. If you question the accuracy or completeness of estimates made by third parties or you know, or have reason to believe, the estimates are no longer reliable, you should omit them from the prospectus as investors are entitled to rely on statements made in the prospectus.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

3.    Please tell us whether the cited sources:

            -     make their reports publicly available,

            - received compensation from you for preparation of the statistics,

            - prepared the statistics for use in the registration statement, or

            - have consented to your use of their statistics in your document.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

PROSPECTUS SUMMARY - PAGE 1

4. Please supplementally tell us the basis for your belief that the company has the "largest installed base in the world" of the classes of equipment it manufactures.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 4

5. If you elect to highlight your competitive strengths and strategy in your summary, provide equally prominent and descriptive disclosure of competitive weaknesses and risks.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

6. Under the subheading "The Exchange Notes" please disclose, if true, that the old notes represent the only currently outstanding senior subordinated indebtedness of the issuer, and that the exchange notes will be equal in priority with any old notes that are not exchanged in the exchange offer,

      The Registrants have added the requested disclosure on page 11 in response to the Staff's comment.

7. Please provide us a complete list of countries in which you operate and have customers.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

VISIBILITY - PAGE 5

8. If you elect to include this information in your summary, you should clarify and balance the disclosure with a summary of cancellation rights and any adverse experience with cancellation.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

PROCEDURES FOR TENDERING - PAGE 9

9. We note from the first bullet point that affiliates might be participating in the offer. Tell us the extent of affiliate participation in the transaction.

      The Registrants have no reason to believe that affiliates will be participating in the offer. The Registrants have removed the reference to affiliate participation from the last bullet on page 7 in response to the Staff's comment.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA - PAGE 15

10. We note your disclosures of "Adjustments to expenses due to change in ownership" and "Unusual and other items included in EBITDA" in the Summary Historical and Pro Forma Combined Financial Data. The nature and intended purpose and use of these adjustments is not clear and these amounts could be confusing to investors.


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Securities and Exchange Commission
January 23, 2006
Page 5

      Please revise your disclosure to remove these amounts. In addition, tell us how the adjustments due to change in ownership are reflected in the pro forma financial information on pages 40-45.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

11. In footnote (6) you note a deficiency on a pro forma basis of $32.4 million for the year ended December 31, 2003. Please note that this deficiency does not agree to the corresponding amount presented on Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges. Please revise or advise us of the reason for the difference.

      The Registrants inform the Staff that the deficiency on a pro forma basis for the year ended December 31, 2003 should have been $33.3 million to agree with the corresponding amount presented on Exhibit 12.1. The Registrants have also revised the disclosure on page 14 and Exhibit 12.1 to replace the pro forma numbers for the year ended December 31, 2003 with pro forma numbers for the year ended December 31, 2004.

RISK FACTORS - PAGE 20
RISKS RELATED TO THE EXCHANGE NOTES - PAGE 20

12. Add a risk factor highlighting the risk that the company may be unable to purchase the notes upon the occurrence of a "change of control" event as specified in "Description of the Notes" on page 114 and that note holders may not be repaid in full.

      The Registrants have expanded the disclosure on page 24 in response to the Staff's comment by adding the requested risk factor entitled "The issuer may be unable to purchase the exchange notes upon a change of control."

13. Please add a risk factor to explain the risks created by the legal limitations on the ability of beneficial owners to exercise the rights of note holders under the Global Note.

      The Registrants have expanded the disclosure on page 24 in response to the Staff's comment by adding the requested risk factor entitled "Because the exchange notes are registered in the name of a single registered holder, beneficial owners of notes held in book-entry form may have difficulties exercising their rights as noteholders."

THE ISSUER AND CERTAIN OF THE GUARANTORS ARE HOLDING COMPANIES ... - PAGE 21

14. In an appropriate section of your document, quantify the amount of cash that the subsidiaries currently could distribute to the note issuer after considering all


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Securities and Exchange Commission
January 23, 2006
Page 6

      applicable transfer constraints. Also demonstrate the issuer's ability to satisfy obligations under the note given the current cash available and priority of the notes.

      The Registrants have revised the disclosure on page 70 to indicate that the Registrants are not currently aware of any restrictions on the ability of the subsidiaries to distribute cash to the issuer. The Registrants believe that the covenant compliance section on page 71, showing a fixed charge coverage ratio of 3.8:1, demonstrates the issuer's ability to satisfy obligations under the notes and its other obligations, regardless of priority, in response to the Staff's comment.

THE GUARANTEES MAY NOT BE ENFORCEABLE - PAGE 23

15. Please reconcile this risk factor with your obligation under Regulation S-K Item 601(b)(5) to file an opinion regarding whether the guarantees are binding obligations. If counsel cannot opine on this matter, please say so explicitly, and explain why counsel cannot opine.

      The Registrants respectfully submit to the Staff that counsel's Exhibit 5 opinion is already reconciled with the referenced risk factor. Counsel's opinion currently covers the binding nature of the guarantees but qualifies the opinion in the next succeeding paragraph by reference to the effects of fraudulent conveyance laws (among other equitable remedies) relating to or affecting creditors' rights generally. As the Staff can appreciate, and has appreciated in countless debt offerings and their related Exhibit 5 opinions, a court of equity has the power to invoke these kinds of laws and remedies. It is for this reason that issuers include risk factors like the referenced risk factor and issuers' counsels are compelled to add such a qualification whenever an enforceability opinion is rendered. As the Staff also is aware, counsel would be unable to opine as to enforceability of the guarantees in the absence of the existing qualifications.

16. We note references to the future tense in the last paragraph. Please confirm that the guarantees will be outstanding upon the issuance of the exchange notes.

      The Registrants confirm that the guarantees will be outstanding upon the issuance of the exchange notes. The Registrants have revised the disclosure on page 23 in response to the Staff's comment.

RISKS RELATED TO OUR BUSINESS - PAGE 25
WE HAVE IDENTIFIED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS ... - PAGE 25

17. In an appropriate section of your document, disclose in greater detail the nature of each of the material weaknesses and reportable conditions identified in your disclosure. In this regard, disclose the specific steps that the company has taken to remediate each of the material weaknesses.


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Securities and Exchange Commission
January 23, 2006
Page 7

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

FAILURE TO MAINTAIN A SAFETY PERFORMANCE THAT IS ACCEPTABLE TO OUR CLIENTS
.... - PAGE 29

18. With a view toward disclosure of past non-compliance, please tell us supplementally whether within the past two years the company has been removed from a client's approved suppliers database for failing to meet the client's safety performance requirements.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

THE TRANSACTIONS - PAGE 34

19. Revise the introductory language to clarify, if true, that you have included all material disclosure. Also note that you may not qualify your disclosure by reference to any agreement not filed as an exhibit; therefore, please disclose that the agreements related to the qualification are filed as exhibits.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

THE ACQUISITION

20. We note that as part of the equity purchase agreement with Ingersoll-Rand, Ingersoll-Rand was to deliver to Dresser-Rand Holdings, by February 18, 2005, various estimate statements to determine the post-closing purchase price adjustment. Please update us supplementally, and if necessary revise to disclose, whether the post-purchase price adjustments have been determined.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

CORPORATE STRUCTURE

21. Please include an organizational chart illustrating the structure of Dresser-Rand Group, Inc. and its affiliated companies. The chart should include the jurisdiction of incorporation for each entity, identify the guarantors and identify which subsidiaries are operating companies.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 8

THE EQUITY PURCHASE AGREEMENT - PAGE 34

22. Describe and quantify the amount of matters subject to dispute mentioned in the last paragraph.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

CAPITALIZATION - PAGE 39

23. Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

UNAUDITED PRO FORMA FINANCIAL INFORMATION - PAGE 40
UNAUDITED PRO FORMA COMBINED BALANCE SHEET - PAGE 43

24. We note that more than $425 million of the purchase price was allocated to goodwill. Please revise to disclose details of the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and each of the identifiable intangible assets. In addition, disclosure should be provided here and in the financial statements of the factors that contributed to the purchase price that resulted in the recognition of significant amounts of goodwill as required by paragraph 51.b. of SFAS 141.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

25. We note that in management's preliminary assessment of fair value of identifiable intangible assets trade names, trademarks and customer relationships were assigned lives of 40 years. Please disclose the valuation methodology and significant assumptions and clarify the basis for the useful lives of each of the identifiable intangible assets.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

26. Please revise to clarify how the adjustments in Notes (2)(c) and (d) on page 41 were determined. If these amounts are net of several adjustments separately disclose each of the pro forma adjustments on the face of the pro forma statements of operations or


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Securities and Exchange Commission
January 23, 2006
Page 9

      in the footnotes. In addition, disclose details of how the interest expense on letters of credit was determined in Note (2)(f) on page 42.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

27. Disclose how the fair value of the assets and liabilities acquired was determined. In addition, provide more details of the significant estimates, assumptions and methodologies used to determine management's preliminary assessment of the fair values of identifiable intangible assets. Please reconcile the amount of these assets of $487,253 in the last paragraph on page 44 with the amount in the table.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

28. Revise to disclose details of the other liabilities assumed in Note (2)(a) on page 44. In addition, clarify in Note 2(f) how the amount of the accumulated benefit obligation was determined.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

29. Please tell us whether there are any significant additional costs from the Transition Services Agreement, Supply Agreement or any other agreements discussed on page 91 and indicate how any additional estimated costs are reflected in the pro forma information.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION - PAGE 46

30. Please revise the headers of the selected historical combined financial information to clearly distinguish the data derived from audited financial statements from the data derived from unaudited financial statements.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

31. We note from page 18 that you have unusual and other items affecting your net income. If material, please revise to describe or cross-reference to a discussion of significant matters that affect the comparability of the financial data presented. Refer to Instruction 2 to Item 301 of Regulation S-K.


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Securities and Exchange Commission
January 23, 2006
Page 10

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGE 49

32. Please revise to provide the disclosure required by Item 305 of Regulation S-K.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

RESULTS OF OPERATIONS - PAGE 52

33. If material, when citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited should be separately quantified, analyzed and discussed unless it is impractical to do so. For example, you discuss that cost of goods sold as a percentage of revenue decreased by 10.5% due to three factors. Quantify the portion or the decrease due to each factor and provide an analysis and discussion where necessary.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

34. Revise your disclosure to provide a complete discussion and analysis, avoiding vague references such as "legal issue," "the impact of geopolitical factors," "improved operating efficiencies," "productivity initiative," "price realization," "buyouts," "revamps" and "force majeure event."

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2003 - PAGE 52

35. Please revise to provide more details of the reasons for the significant decrease in new units revenue and discuss whether this is a trend. Please quantify and discuss each significant factor that contributed to the decrease.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement, as applicable, for the updated periods presented.


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Securities and Exchange Commission
January 23, 2006
Page 11

36. Disclose more details of the reversal of the reserve for a legal issue and the one-time items discussed on page 53. In addition, provide details of the reserve for obsolete and slow moving inventory and indicate whether these items will be discarded or sold. The impact of the sale of any of these items should be discussed in Management's Discussion and Analysis in future periods.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement, as applicable, for the updated periods presented.

37. Please revise to provide more details of why there has not been a significant change in aftermarket parts and services revenues, including a quantified discussion of sales price and volume, if appropriate, and whether the revenue trend is indicative of future expected trends.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement, as applicable, for the updated periods presented.

38. Expand the carryover paragraph on the top of page 54 to clarify how the revenue from your aftermarket segment could affect the profit for your new units segment.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement, as applicable, for the updated periods presented.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002 - PAGE 54

39. We note your disclosure that cost of goods sold as a percentage of revenues increased partially due to costs incurred related to restructuring initiatives in 2003. Please revise to quantify the restructuring costs, to include a description of each of the exit activities, to disclose the specific facts and circumstances leading to each activity, and to clarify details of how each of the charges was determined. In addition, the estimated or actual completion date of each of the activities should also be indicated.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

40. Please revise Management's Discussion and Analysis to make quantified disclosure about anticipated and actual cost savings derived from your restructuring efforts during the periods presented. Your disclosures should fully conform to the guidance


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Securities and Exchange Commission
January 23, 2006
Page 12

      set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph in the referenced Question.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 59

41. We note your belief that cash flow from operations, available cash and available borrowings under the new senior secured credit facility will be adequate to meet liquidity needs for the next twelve months. Please revise to also discuss liquidity on a long-term basis beyond twelve months.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

42. Please disclose details of the reasons for the significant changes in balance sheet amounts each period. For example, the significant decrease in inventories and increase in loans due from affiliates should be addressed.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

GENERAL

43. Please disclose details of the reasons for the significant changes in balance sheet amounts each period. For example, the significant decrease in inventories and increase in loans due from affiliates should be addressed.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

COVENANT COMPLIANCE - PAGE 60

44. Please revise your disclosures to discuss the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. Refer to Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" available on our Web site at www.sec.gov.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 13

INDUSTRY OVERVIEW - PAGE 65

45. Disclose when the Clean Air Act was passed and why it is currently driving increased use of compression.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

BUSINESS - PAGE 69

46. Please revise to disclose what percentage of your alliance-based approach business is attributable to typical alliances where the company is either the exclusive or preferred supplier of equipment and aftermarket parts and services.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

47. We note your disclosure on page 68 that the demand for rotating equipment solutions is tied primarily to cyclical oil and gas consumption. If material, please revise to address the extent to which the business of either of your segments is seasonal.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

48. Refer to the table on page 74. Please provide the three-year revenue history by product category required by Regulation S-K Item 101(c)(1)(i).

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

PROPERTIES AND FACILITIES - PAGE 80

49. We note that you have nine "major" manufacturing plants outside the United States, including in China. Please provide the disclosure required by Item 102 of Regulation S-K for your China plant or tell us why you believe such disclosure is not required.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 14

ENVIRONMENTAL AND GOVERNMENTAL REGULATION - PAGE 80

50. We note that from time to time the company receives notices from governmental agencies contending that it is potentially liable for a portion of the investigation and remediation costs and damages at third party waste disposal sites. Please tell us supplementally whether you have received any such notices for which Ingersoll-Rand will not be responsible under the terms of the equity purchase agreement. Also confirm that no proceedings or contemplated proceedings are required to be disclosed under the guidelines of instruction 5 to Item 103 of Regulation S-K.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

MANAGEMENT - PAGE 82
DIRECTOR COMPENSATION - PAGE 84

51. Revise to describe any standard arrangements pursuant to which the company's directors are compensated. This should include the amount of compensation paid to each member of the board of directors, and any additional amount payable for committee participation or special assignments.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

EXECUTIVE COMPENSATION - PAGE 85

52.   Please add compensation disclosure for the fiscal year just completed.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

EMPLOYMENT AGREEMENTS - PAGE 87

53. Please expand the discussion of the company's October 27, 2004 employment agreement with Mr. Volpe to include the information required by Item 402(h)(2) of Regulation S-K.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 15

DRESSER-RAND HOLDINGS - PAGE 87

54. Clarify the amounts that the directors and named executive officers purchased and indicate the amount of profits or other proceeds they will receive for each purchased interest will receive. Disclose any restrictions on the ability of affiliates to receive distributions for the units before the obligations under the notes are satisfied. Also, include a discussion of the portion of your business that is conducted through the entities those directors and officers purchased.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS - PAGE 90

55. Identify the individuals who beneficially own the shares held by the entities named in the table.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

RELATED-PARTY TRANSACTIONS - PAGE 91

56. Clarify the relationship to you of the entities named in this section. For example, we note reference to Dresser-Rand SA and Dresser, Inc.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

LICENSE AGREEMENT - PAGE 91

57. Please clarify the portion of your business derived from the intellectual property licensed to Ingersoll-Rand.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

DRESSER NAME - PAGE 91

58. Please clarify why Dresser, Inc. had the rights to the Dresser name. Didn't Dresser Industries Inc. have rights to the name?


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Securities and Exchange Commission
January 23, 2006
Page 16

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

59.   Clarify when you paid the $5 million.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

THE EXCHANGE OFFER - PAGE 96
EXPIRATION DATE; EXTENSIONS, AMENDMENTS - PAGE 98

60. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

      The Registrants have revised the disclosure on page 119 in response to the Staff's comment.

61. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

      The Registrants confirm that the offer will be open for at least 20 full business days, and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.

62. We note that the "expiration date" as used in the prospectus means 12:00 a.m. midnight, but the "expiration date" as used in the exhibits, like the Letter of Transmittal, indicates that the exchange offer will expire at 5:00 p.m. As represented in the exhibits the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Reconcile the exhibits to the disclosure in the prospectus.

      The Registrants have revised the prospectus and exhibits to conform the expiration date to 4:00 p.m. in response to the Staff's comment. In accordance with Rule 14d-1(g)(3), the Registrants confirm that the offer will be open at least through midnight on the 20th business day (i.e., the 21st business day).



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Securities and Exchange Commission
January 23, 2006
Page 17

63. Refer to the last paragraph under this subcaption. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

      The Registrants have revised the disclosure on page 119 in response to the Staff's comment.

ACCEPTANCE OF THE EXCHANGE NOTES - PAGE 100

64. Please reconcile the first sentence of this section with your obligation under rule 14(e)-l(c) to issue the new notes promptly after expiration of the offer.

      The Registrants respectfully advise the Staff that the prospectus provides for prompt issuance of the new notes after the expiration of the offer.

CONSEQUENCES OF FAILURE TO EXCHANGE - PAGE 105

65. Tell us about the transfer restrictions mentioned in the second paragraph. Also tell us the basis for your belief that you can include such disclosure in your document by reference to a private offering memorandum.

      The Registrants have revised the disclosure on page 126 in response to the Staff's comment.

NO PERSONAL LIABILITY - PAGE 132

66. Tell us why the waiver is required. Absent the waiver, why would liability exist? Also:

            - analyze whether this "consideration for the issuance of the notes" is consistent with the Exxon Capital line of no-action letters, and

            - disclose in this section the Commission's position on indemnification as stated in Regulation S-K Item 512(h).

      The Registrants inform the Staff that they do not believe the waiver is a requirement in debt securities offerings and that absent the waiver they do not believe liability would necessarily exist. However, they believe such a waiver is a customary provision included in such offerings to emphasize that such other parties are not obligors on, or guarantors of, the notes.

      The Registrants have revised the disclosure on page 153 in response to the second bullet of the Staff's comment to add a brief reference to the Commission's position on indemnification as stated in Regulation S-K 512(h), which is also included in the Undertakings section of Part II of the S-4 Registration Statement.

      With regard to the first bullet of the Staff's comment, the Registrants respectfully inform the Staff that they believe that because the waiver is such a minor provision in


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Securities and Exchange Commission
January 23, 2006
Page 18

      the indenture, that its inclusion or exclusion has no bearing on the Exxon Capital line of no-action letters.

AMENDMENT - PAGE 134

67. Clarify what you mean in paragraph (1) by the phrase "whose Holders must consent to an amendment, supplement or waiver." What is the purpose of the clause? In what circumstances can you reduce the principal amount?

      The Registrants respectfully advise the Staff that the phrase "whose Holders must consent to an amendment, supplement or waiver" is a provision commonly found in indentures meaning that the applicable voting threshold of bondholders required to provide consents for an amendment, supplement or waiver cannot be reduced except with the consent of the Company and each bondholder affected.

WHERE YOU CAN FIND MORE INFORMATION - PAGE 164

68.   Clarify who the Parent Guarantor and Celanese are.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

FINANCIAL STATEMENTS - PAGE F-1
GENERAL

69. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

      The Registrants have updated the financial statements, and will continue to update them as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the S-4 Registration Statement.

70.   Include an updated accountant's consent with all amendments to the filing.

      The Registrants have included, and will include, an updated accountant's consent with all amendments to the filing.

71. We note that the debentures being registered and exchanged are liabilities of the Dresser-Rand Group Inc. Please explain supplementally why the financial statements presented are those of Dresser-Rand Company. Additionally, explain the relationship between the Dresser-Rand Group Inc. and the Dresser-Rand Company.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

72.   Please revise to include the selected quarterly financial data required by
      Item 302 of Regulation S-K.


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Securities and Exchange Commission
January 23, 2006
Page 19

      The Registrants have revised the disclosure on page 50 in response to the Staff's comment.

COMBINED STATEMENT OF INCOME - PAGE F-3

73. The disclosures on page F-10 appear to indicate that you generate revenues from both the sale of products and the provision of services. If the products and service revenues are material please revise to comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting revenues from sale of products, revenues from services, cost of sales and cost of services.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

COMBINED STATEMENT OF CASH FLOWS - PAGE F-5

74. We note from page 18 that you recorded a $3.3 million obsolete and slow moving inventory adjustment during the year ended December 31, 2003. Please explain supplementally why this is not presented as an adjustment to arrive at net cash provided by operating activities in the combined statement of cash flows.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

NOTE 1. BUSINESS ACTIVITIES AND BASIS OF PRESENTATION - PAGE F-8

75. Disclose more details of the expense allocations each period, including the amounts allocated and the significant assumptions and methodologies used in the allocations.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-8
INTANGIBLE ASSETS - PAGE F-9

76. Please revise to disclose when the annual goodwill impairment test was performed and the number of reporting units used in the impairment test in accordance with FAS 142.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.


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Securities and Exchange Commission
January 23, 2006
Page 20

REVENUE RECOGNITION - PAGE F-10

77. We note from page 52 that you purchase equipment on behalf of your customers. Please revise to disclose your revenue recognition policy for sales of this type of equipment, including whether you recognize the revenue on the gross or net basis. Supplementally tell us the accounting literature you relied upon and why your accounting policy is in accordance with GAAP.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

NOTE 5. RESTRUCTURING - PAGE F-13

78. Please revise to disclose for each reportable segment, the total amount of costs expected to be incurred in connection with the restructuring, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.

79. The disclosures on page 18 appear to indicate that you recorded restructuring charges of $11,696,000 during 2003. Please revise to disclose the following:

            a. the nature of the charges and how these amounts were determined;

            b. the facts and circumstances leading to the expected activity and the expected completion date;

            c. for each major type of cost associated with the activity disclose the total amount expected to be incurred, the amount incurred in the period, the cumulative amount incurred to date and a reconciliation of the beginning and ending liability balances; and

            d. the line item(s) in the combined statement of income in which the costs are aggregated.

      Refer to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P and SFAS 146.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement and the requested disclosure has been added to the S-4 Registration Statement.



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Securities and Exchange Commission
January 23, 2006
Page 21

NOTE 7. INTANGIBLE ASSETS AND GOODWILL - PAGE F-14

80. We note that you have indefinite-lived intangible assets for trademarks of $34,935,000 as of December 31, 2003. Please tell us in detail about the nature of your trademarks. Explain to us why you believe that these intangible assets have indefinite lives. Please be specific in your response.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

NOTE 19. SEGMENT INFORMATION - PAGE F-27

81. We note that the geographic information has been separated into five components, North America, Latin America, Europe, Asia-Pacific and Middle East, Africa. Please confirm supplementally that no revenues or assets attributed to any individual foreign country are material. If material, please revise to disclose separately. Refer to SFAS 131 paragraph 38.

      The Company has previously responded to this comment in connection with the Staff's review of the S-1 Registration Statement.

NOTE 21. SUPPLEMENTAL COMBINING CONDENSED FINANCIAL INFORMATION - PAGE F-29

82. Please revise to disclose that the guarantees are full and unconditional, joint and several and that each of the subsidiary guarantors are 100% owned or provide separate financial statements for each guarantor as required by Rule 3-10(f) of Regulation S-X.

      The Registrants have revised the disclosure on pages F-45 and F-67 in response to the Staff's comment.

83. Revise the discussion on page F-29 to clarify which subsidiaries are guarantors and which are Non-guarantors.

      The Registrants have revised the disclosure on pages F-45 and F-67 in response to the Staff's comment.

SIGNATURES

84. Tell us who performs functions similar to a board of directors for each issuer of the guarantees.

      The Registrants inform the Staff that the Company's board of directors performs the functions similar to a board of directors of each of the Guarantors for the following reasons: (i) the Company is the sole member of each of Dresser-Rand LLC, Dresser-Rand Power LLC and D-R Steam LLC,
      (ii) the Company is a partner and sole member of the only other partner (Dresser-Rand LLC) of Dresser-Rand Company and


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Securities and Exchange Commission
January 23, 2006
Page 22

      (iii) Dresser-Rand Company (discussed in (ii)) is the sole member of Dresser-Rand Global Services, L.L.C.

                                  * * * * * * *

      Please call me (212-455-3189) or Lori E. Scher (212-455-2447) of my firm if you wish to discuss our responses to the comment letter.

                                    Very truly yours,

                                    /s/ Edward P. Tolley III
                                   -------------------------
                                    Edward P. Tolley III